NO ACT

PE 11-29-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013789



Received SEC
DEC 2 1 2010
Washington, DC 20549

December 21, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12-21-10

Stuart S. Moskowitz
Senior Counsel
Corporate Law Department
International Business Machines Corporation
One New Orchard Road, MS 329
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated November 29, 2010

Dear Mr. Moskowitz:

This is in response to your letter dated November 29, 2010 concerning the shareholder proposal submitted to IBM by John C. Fila. We also received a letter from the proponent dated December 14, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John C. Fila

*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated November 29, 2010

The proposal directs the board "to take the steps necessary to initiate a review of the policy of granting cost of living or other increases to IBM Retirees and no similar cost-of-living or other increases to IBM employees on an IBM Medical Disability Program."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations. In this regard, we note that the proposal relates to the terms of IBM's employee benefit plans. Proposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



International Business Machines Corporation
Corporate Law Department
One New Orchard Road, MS 329
Armonk, NY 10504

November 29, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of Mr. John C. Fila

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a letter dated November 4, 2010 from Mr. John Fila (the "Proponent"), including a stockholder proposal (the "Proposal"), a copy of which is attached as **Exhibit A.**[1] The Proponent is a former IBM employee who until recently received monthly disability benefits from IBM under an IBM medical disability income plan. The Proponent is now drawing monthly retirement benefits from IBM under our Company's retirement plan.

THE PROPOSAL

The Proposal reads as follows:

> **"The shareholders of International Business Machines present in person or by proxy direct the Board of Directors to take the necessary steps to initiate a review of the policy granting cost of living or other increases to IBM Retirees and no cost of living or other increases to IBM employees on an IBM Medical Disability Program. The Board should further take the necessary steps to ensure a more fair and equitable policy of granting cost of living or other increases to those on an IBM Medical Disability plan is established."**

[1] The Proponent also submitted proof of beneficial ownership of IBM common stock in response to the Company's request for such proof. All associated correspondence with such request is also attached hereto as Exhibit B.

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2011 (the "2011 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may be omitted from the Company's proxy materials pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

The Proponent is a former IBM employee who received regular monthly disability benefits from IBM under our Company's medical disability plan. In 2007, when the Proponent reached 65 years of age, in accordance with the terms of the Proponent's medical disability plan, the Proponent retired, and commenced receiving regular monthly IBM retirement benefits under the Company's US defined benefit retirement plan. Because the IBM medical disability benefit plan the Proponent participated in did not provide him with cost of living increases, the Proponent now wants the Board to initiate a review of what the Company does with respect to cost of living adjustments for pension beneficiaries under the IBM retirement plan as compared to what the Company does with respect to participants under the Company's medical disability plan, with his stated goal of ensuring a more fair and equitable policy of granting cost of living or other increases to those employees receiving benefits under an IBM medical disability plan. Irrespective of the merits of the Proposal, this is clearly an ordinary business matter under Rule 14a-8(i)(7).[2]

The general administration by the Company of its employee benefit plans, such as the Company's various retirement and disability benefit plans, including the amount of monthly benefits to be paid out to employees and retirees thereunder -- including any increases and modifications that may be made to such plans -- are all activities that are part of the ordinary business operations of the Company. The Commission has long recognized that proposals concerning the amount of a company's pension and disability benefits, as well as other types of benefit decisions for the employee population -- such as cost of living allowances (i.e. COLAs) -- relate to the ordinary business operations of a corporation, and the staff has consistently concurred to the omission under Rule 14a-8(i)(7) of similar proposals regarding employee retirement, health, medical and other benefits. International Business Machines Corporation (December 11, 2009)(provide cost of living allowances under the retirement plan for employees with vested rights); International Business Machines Corporation (December 10, 2009)(allow employees the option to contribute to their retirement); AT&T Inc. (November 19, 2008)

---

[2] Rule 14a-8(i)(7) provides a fully adequate basis for the exclusion of this Proposal. However, the Proposal is also subject to exclusion as materially false and misleading under Rules 14a-8(i)(3) and Rule 14a-9 since the Proposal incorrectly and baldly suggests that the Company has a COLA "policy" with respect to its US pensioners. The Company has no such policy. Across the Company, there are different retirement plans under which eligible employees participate, including, among others, defined benefit plans and defined contribution plans. While the IBM Board of Directors has in the past provided voluntary enhancements to certain participants in the US defined benefit pension plan, these enhancements have been made on an *ad hoc* basis. More importantly, there has never been any Company "policy" to provide COLAs, nor any "policy" or other requirement to provide any type of other enhancements to the US defined benefit pension plan. Since it is materially false and misleading for the Proposal to suggest otherwise, the Proposal is also subject to omission in its entirety under Rule 14a-8(i)(3) and Rule14a-9.

(modifications to pension plan eligibility provisions); Vishay Intertechnology, Inc. (February 19, 2008)(proposal to award increases to its pensioners to compensate for increases in the cost-of-living during the years in which awards were not made); Citigroup (December 31, 2007) (post retirement supplement to pension payments of current eligible retirees); General Electric Company (January 16, 2007)(annual cost-of-living adjustment for all GE pension plans); WGL Holdings, Inc. (November 17, 2006) (requesting moderate raise to retirement pay); International Business Machines Corporation (December 20, 2004)(proposal seeking raises for "long term retirement people"); Raytheon Company (January 30, 2004) (proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); Tyco International Ltd. (January 2, 2004)(proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); Lucent Technologies Inc. (November 26, 2003)(proposal regarding compensation and increasing retirement benefits); ALLETE, Inc. (March 5, 2003)(proposal to change the method of computing cost of living adjustments for retirees); General Electric Corporation (January 9, 2003)(proposal to "treat all pensioners equally"); GenCorp Inc. (December 27, 2002)(proposal to adjust benefits in subsidiary's benefit plan); Bank of America Corporation (March 5, 2002)(annual retiree COLA); United Technologies Corporation (February 20, 2001)(retiree COLA); International Business Machines Corporation (January 2, 2001)(proposal to grant a cost of living allowance to the pensions of IBM retirees); International Business Machines Corporation (January 2, 2001)(proposal to provide a Medicare supplemental insurance policy for IBM retirees on Medicare); International Business Machines Corporation (December 30, 1999)(proposal to adjust defined benefit plan to mitigate the impact of increases in the cost of living for retired employees excluded under Rule 14a-8(i)(7)); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

Just as in many of the above letters, the instant Proponent seeks to have the Company to provide cost of living increases to certain employees who have left the active employment of IBM under an IBM disability plan. This type of Proposal is improper for stockholder consideration under Rule 14a-8(i)(7), as the determination of the amount and type of benefits payable, including COLAs, under the Company's employee benefit plans, including our Company's disability benefit plans, has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(i)(7). See AT&T Inc. (November 19, 2008)(modifications to pension plan eligibility provisions); Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the instant Proposal, the

Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that the business of a corporation shall be managed under the direction of its board of directors. Nothing in the law of the State of New York empowers IBM stockholders to direct the Board to take the actions set forth in the Proposal. Inasmuch as the instant Proponent would have our stockholders direct the Board to take the actions described in the Proposal, the Proposal also violates New York law. And, since the Proposal is an improper subject for shareholder action under New York State law, the Company believes that the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1) and respectfully requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

CONCLUSION

We are sending the Proponent a copy of this letter, advising him of our intent to exclude the Proposal from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the staff. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Copy with exhibits to:

Mr. John C. Fila

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit **A**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

John C. Fila

*** FISMA & OMB Memorandum M-07-16 ***

11-05-10 P12:04 IN

Office of the Secretary,
International Business Machines
New Orchard Road
Mail Drop 301
Armonk, NY 10504

November 4, 2010

To: Board of Directors

Subject: Stockholder Proposal

Please accept the attached Stockholder Proposal for inclusion in the 2010 Annual Meeting.

Feel free to contact me if you have any questions.

Cordially,



Resolved:

The shareholders of International Business Machines present in person or by proxy direct the Board of Directors to take the necessary steps to initiate a review of the policy granting cost of living or other increases to IBM Retirees and no cost of living or other increases to IBM employees on an IBM Medical Disability Program. The Board should further take the necessary steps to ensure a more fair and equitable policy of granting cost of living or other increases to those on an IBM Medical Disability plan is established.

Reasons:

Since the early 1990's there have been two cost of living or other increases granted to some or all employees retired from IBM. Over that same period of time no cost of living or other increases have been granted to employees on an IBM Medical Disability program. Although the corporation had no obligation to make these cost of living or other increases to either group, it did so to IBM retirees but not to those on an IBM Medical Disability plan.

Employees on an IBM Medical Disability plan face precisely the same financial hardships living on fixed incomes as IBM Retirees. However, unlike IBM Retirees, they have the additional hardship of being unable, because of their disability, to supplement their income with other employment.

A fair and equitable policy of reviewing and granting cost of living or other increases to both groups should be established.

A review of the policy should take into consideration the fact that no increases have been granted to those on an IBM Medical Disability plan and establish a method to remedy this in a fair and equitable way

The number of those on an IBM Medical Disability program is small in comparison to the number of IBM Retirees. Any increased cost to the corporation resulting from establishing a more fair and equitable policy for any increase should therefore, also be small.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8



International Business Machines Corporation
Corporate Law Department
One New Orchard Road, MS 329
Armonk, NY 10504

November 10, 2010

Mr. John C. Fila

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your November 4, 2010 letter to IBM

Dear Mr. Fila:

I have been asked by Mr. Andrew Bonzani, IBM Vice President and Secretary, to write to you and formally acknowledge IBM's receipt on November 5, 2010 of your November 4, 2010 certified letter to IBM's Office of the Secretary, in which you attached a stockholder proposal relating to cost of living adjustments for medical disability participants and retirees. Since your submission involves a matter relating to IBM's 2011 proxy statement, we are sending you this letter under the federal proxy rules to ensure that you understand and satisfy all requirements in connection with your submission.

In the first place, please understand that in order to be eligible to submit a proposal for consideration at our Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting, and represent this to IBM in writing. Since I could not confirm your eligibility from your letter, I had our stockholder relations department check with Computershare, our transfer agent, on any IBM stock you hold of record. Computershare was not able to confirm you as a stockholder of record at the above address. However, we do show an account under your name and Tax ID number at another address in*** FISMA & OMB Memorandum M-07-16 *** Please confirm whether this address is correct, or if any changes should be made to Computershare's account records to conform to the address above. However, please note that the only active account Computershare located in your name contains a total of 4.532 shares, the total value of which is less than the regulatory minimum set forth in the SEC regulation noted above.

If you hold additional IBM shares, you will need to advise me of those holdings, as described below. In particular, if you are an IBM stockholder of record under another account which we have somehow missed, we apologize for not locating you in our records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on the records of our transfer agent. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. The SEC rules also require that you also include your own written statement that you intend to continue to hold the requisite amount of IBM securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please understand that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit your proposal under the applicable provisions of Regulation 14A. Thank you for your interest in IBM and this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

FAX to: Stuart Moskowitz, Senior Counsel, IBM Corporate Law Department

Fax number: 845/ 491-3203

From: John C. Fila** FISMA & OMB Memorandum M-07-16 ***

Tel *** FISMA & OMB Memorandum M-07-16 ***

3 pages follow

John C. Fila

*** FISMA & OMB Memorandum M-07-16 ***

November 24, 2010

Stuart S. Moskowitz
Senior Counsel
IBM Corporate Law Dept
One New Orchard Road, MS 329
Armonk, NY 10504

Re: Your letter of November 10, 20010

Dear Mr Moskowitz:

As requested in your letter I have included a statement from Etrade certifying my ownership of at least $2000 worth of shares of IBM for at least one year prior to the time I submitted my proposal.

In addition please accept this note as my statement that I will continue to hold these securities through the date of the next stockholder meeting.

When we discussed this initially I expressed my concern regarding deadlines and the time needed by me to request and receive the suitable statement from my brokerage account. I acted as quickly as possible, returning your calls promptly, and attempted to proceed expeditiously. However, some of the steps were cumbersome and time consuming. For example, Etrade could not fax or send the required statement directly to you. I sincerely hope my proposal is not rejected for technical reasons beyond my control.

Also please understand, as you have been previously notified by phone, my current address is *** FISMA & OMB Memorandum M-07-16 *** By way of clarification-this does not indicate a change of my location, only that the county I live in ***FISMA & OMB Memorandum M-07-16*** instituted a 911 service some years ago and, as a result, assigned new home/street numbers to many homes; mine among them. My address prior to that time was ***FISMA & OMB Memorandum M-07-16*** as indicated in the stockholder records you referred to. You should also know that the name of the road is my family name ***FISMA & OMB Memorandum M-07-16*** As was the custom in many rural areas, road names simply referred to the single resident, farmer or large landowner, etc., who, at that time was the only family on the road. The method or style for use of the name varies and includes ***FISMA & OMB Memorandum M-07-16*** and some other variations of the name. But there is only one specific location involved-my home. Incidentally any and all of the variations or combination do find their way to me-thanks to a small town post office.

Please do not hesitate to contact me if you have any questions or need additional information.

Cordially,



John C. Fila

FROM : FAX NO. :0000000000 Nov. 24 2010 01:09PM P4



E*TRADE Securities LLC
P.O. Box 1542
Merrifield, VA 22116-1542

tel 1-800-ETRADE-1
www.etrade.com
Member FINRA/SIPC

November 19, 2010

John C. Fila

*** FISMA & OMB Memorandum M-07-16 ***

Re: E*TRADE Securities Account *** FISMA & OMB Memorandum M-07-16 *** John C. Fila

Dear Mr. Fila,

This letter is in response to your request received on November 17, 2010. In your request, you asked for written confirmation of your ownership of International Business Machines Corporation(IBM) shares held in the above referenced E*TRADE Securities Account.

Please allow this letter to serve as confirmation that John C. Fila is the beneficial owner of 400 shares of International Business Machines Corporation (IBM) with a market value of over $2,000.00 as of market close on November 5, 2010. We can also confirm that Mr. Fila has owned these shares continuously for at least one year prior to November 5, 2010.

E*TRADE Securities is committed to providing quality customer service. Should you have any further questions, please contact a Financial Service Associate at 1.800.387.2331. Representatives are available seven days a week, 24 hours a day.

Sincerely,



Jason Summers
Correspondence Specialist
E*TRADE Securities LLC

John C. Fila

*** FISMA & OMB Memorandum M-07-16 ***

December 14, 2010

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street. N. E.
Washington, D. C. 20549

Subject: IBM Corporate Law Department letter November 29, 2010 regarding IBM Stockholder Proposal of John C. Fila

Mr. Moskowitz, IBM's attorney and author of the above noted document has made several errors in his letter. I have sent the attached letter to him and am copying you to ensure timely and accurate processing of my Proposal.

In addition, please consider the items identified in the attached letter to Attorney Moskowitz as part of my position to the SEC regarding this Stockholder Proposal.

Please contact me if you have any questions.

Cordially,



John C. Fila

cc Mr. Stuart Moskowitz

John C. Fila

*** FISMA & OMB Memorandum M-07-16 ***

Stuart S. Moskowitz
Senior Counsel
IBM Corporate Law Dept
One New Orchard Road, MS 329
Armonk, NY 10504

December 14, 2010

Re: My Stockholder Proposal

Dear Mr Moskowitz:

You have made incorrect assumptions and drawn erroneous conclusions which were then incorporated into the your letter to the Securities and Exchange Commission. In that letter to the SECs Division of Corporate Finance, Office of Chief Counsel you not only presume to know my motives for the Proposal, you state them in such a way, and make other statements that, when considered in toto, create a bias against the Proposal.

Page 2 Item 1 in the second paragraph you said "Because the IBM medical disability benefit plan the Proponent participated in did not provide him with cost of living increases, the Proponent now wants the Board to initiate a review of what the Company does with respect to cost of living adjustments for pension beneficiaries under the retirement plan as compared to what the Company does with respect to participants under the Company's medical disability plan," going on to state my goal.

By implying some personal gain to me one can easily infer something other than what is factually true. I intentionally waited until I was no longer on the Company's Medical Disability Income Plan before submitting the Proposal precisely to avoid the appearance of gain to self. In addition, under your footnote (2), you make the claim that "the Proposal is also subject to exclusion as materially false and misleading under Rule 14a-8(i)(3)and Rule14a-9 since the Proposal incorrectly and **baldly** suggests that the Company has a COLA "policy with respect to its US Pensioners."

Although I did use the term COLA, I very carefully included the language "or other increases" with each and every use. For reasons that are unclear to me, you disregarded that clarifying language, failing to make any mention of it. You increase the damage cause by your errors by use of the word "baldly" in characterizing my "incorrect" statements in this area.

Most importantly-although I intentionally did not make reference to the American with Disabilities Act(ADA) its applicability is clear-and I thought-obvious. The issue raised by the Proposal goes to the heart of that legislation; fair and equitable treatment of Disabled Americans. The Company's preferential treatment given those retired from active employment when compared to disabled former employees is the core issue. Two individuals, one retiring, one disabled, leaving IBM at the same time are simply not treated the same. Even for two working side by side, of the same age, with the same salary, based on the way the company has operated in the past, the retired employee will receive preferential treatment with regard to increased income. The ADA must be considered in this matter.

Please correct the mistakes made in your letter to the SEC and restate your claims in a more precise and factual way- excluding your presumption to know my motives.

Thank you for your prompt attention to this.

Cordially,

John C. Fila

cc U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549